US$ 3,000,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2010	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa1/AA/AA+ (Moody’s/S&P/Fitch)
Trade Date:	August 6, 2007
Settlement Date:	August 13, 2007 (T+5 days)
Maturity:	August 13, 2010
Par Amount:	$3,000,000,000
Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01
Quarterly Coupon:	Three-month USD LIBOR plus 0.15%
Discount Margin:	Three-month USD LIBOR plus 0.18%
Public Offering Price:	99.916%
Net Proceeds to Citigroup:	$2,992,230,000 (before expenses)
Interest Payment Dates:	Quarterly on the 13th of each February, May, August and November. Modified following New York business day convention.
Interest Determination Date:	Two London Business Days prior to each Interest Payment Date
First Coupon:	November 13, 2007.
Day Count:	Actual/360.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Lead Managers:	Banc of America Securities LLC
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Junior Co-Lead Managers	Barclays Capital Inc.
Greenwich Capital Markets Inc.
Toussaint Capital Partners, LLC
UBS Securities LLC
The Williams Capital Group, L.P.
CUSIP:	172967 EG 2
ISIN:	US172967EG22

US$ 3,000,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2010	File No. 333-132177
     Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.